IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

IAC Holdings, Inc.
555 West 18th Street
New York, NY 10011

April 28, 2020

Via EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IAC/InterActiveCorp Registration Statement on Form S-4 File No. 333-236420

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-236420) (the “Registration Statement”) filed by IAC/InterActiveCorp and IAC Holdings, Inc. (together, the “Registrants”) with the U.S. Securities and Exchange Commission on February 13, 2020, as amended on April 28, 2020.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrants hereby request acceleration of effectiveness of the Registration Statement so that it will be made effective at 4:00 p.m., Washington, D.C. time on Thursday, April 30, 2020, or as soon thereafter as practicable.

Please contact Andrew J. Nussbaum at (212) 403-1269 or by email at AJNussbaum@wlrk.com or Jenna E. Levine at (212) 403-1172 or by email at JELevine@wlrk.com with any questions you may have concerning this request. In addition, please contact any of the foregoing when this request for acceleration has been granted.

[Signature Pages Follow]

Very truly yours,

IAC/InterActiveCorp

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel and Secretary

IAC Holdings, Inc.

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel and Secretary

cc:	Jared F. Sine, Match Group, Inc.
Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz
Jeffrey J. Rosen, Debevoise & Plimpton LLP
William D. Regner, Debevoise & Plimpton LLP

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